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Katie's Kitchen

Organic Restaurant

18 Bartlett Road
Winthrop, MA 02152
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Modified hours & offerings
due to the COVID-19 outbreak
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Data Room
Discussion
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THE PITCH
Katie's Kitchen is seeking investment to reopen closed brick and mortar storefront after COVID closu
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Katie's Kitchen is expanding to a brick and mortar location to further our mission of meal-prepped he
with tight schedules looking for wholesome or healthier options.

Cozy Brick and Mortar Storefront for healthy take out options
Expanding to local hockey rinks locations for central pick up locations expanded miles from the storef
boredom
Unique ways to add veggies and eliminate carbs or dealers choice for counting WW points, or keto ar
This is a preview. It will become public when you start accepting investment.

Katlyn Rodriguez
Owner, Manager
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OUR OFFERINGS
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $10,629
Renovation $5,000
Working Capital $2,000
New Signage $1,171
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $350,000 $385,000 $411,950 $432,547 $445,523
Cost of Goods Sold $122,000 $134,200 $143,594 $150,773 $155,296
Gross Profit $228,000 $250,800 $268,356 $281,774 $290,227

EXPENSES

Rent $21,600 $22,140 $22,693 $23,260 $23,841
Utilities $6,600 $6,765 $6,934 $7,107 $7,284
Insurance $1,000 $1,025 $1,050 $1,076 $1,102
Repairs & Maintenance $1,000 $1,025 $1,050 $1,076 $1,102
Legal & Professional Fees $3,600 $3,690 $3,782 $3,876 $3,972
Trash Removal $3,120 $3,198 $3,277 $3,358 $3,441
Payroll $56,000 $61,600 $65,912 $69,207 $71,283
Misc. Expenses $6,000 $6,000 $6,000 $6,000 $6,000
Marketing $12,000 $13,200 $14,124 $14,830 $15,274
Operating Profit $117,080 $132,157 $143,534 $151,984 $156,928
This information is provided by Katie's Kitchen. Mainvest never predicts or projects performance, and financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
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construction of our community's up and coming Center Business District Area during COVID.

As a new and thriving business in the food industry, we found ourselves feeling the challenges and ec
impacts associated with having to close temporarily as we created new systems, and reenergized the

We are looking forward to reopening and continuing to provide tasty, healthy prepared meals to those
meal planning solutions.

Risk Factors
Limited Operating History

Katie's Kitchen is a newly established entity and has no history for prospective investors to consider.

The Company Might Need More Capital

Katie's Kitchen might need to raise more capital in the future to fund/expand operations, buy property
members, market its services, pay overhead and general administrative expenses, or a variety of othe
additional capital will be available when needed, or that it will be available on terms that are not adver
Katie's Kitchen is unable to obtain additional funding when needed, it could be forced to delay its bus
altogether.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaran
Buying a Note is not like that at all. The ability of Katie's Kitchen to make the payments you expect, ar
back, depends on a number of factors, including many beyond our control.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12
after that one-year period, a host of Federal and State securities laws may limit or restrict your ability
are permitted to sell, you will likely have difficulty finding a buyer because there will be no established
should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Katie's Kitchen

Factors like global or national economic recessions, changes in interest rates, changes in credit marke
conditions, declining employment, changes in real estate values, changes in tax policy, changes in po
crises, among other factors are unpredictable and could negatively affect Katie's Kitchen's financial p
operate. In the event Katie's Kitchen ceases operations due to the foregoing factors, it can not guaran
operations or generate revenue in the future.

This information is provided by Katie's Kitchen. Mainvest never predicts or projects performance, and
information. For additional information, review the official Form C filing with the Securities and Exchan
website.

This is a preview. It will become public when you start accepting investment.

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